UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB/A

(Amendment No. 1)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

CEMEDINE Kabushiki Kaisha

(Name of Subject Company)

CEMEDINE CO., LTD.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

KANEKA CORPORATION

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Yoshihisa Hasegawa

Gate City Ohsaki East Tower, 1-11-2, Osaki, Shinagawa-ku, Tokyo, 141-8620

+81-3-6421-7375

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Not Applicable

(Date Tender Offer/Rights Offering Commenced)

PART I    INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	Exhibit I-1: English translation of Notice of the 88th Ordinary General Meeting of Shareholders of CEMEDINE CO., LTD. dated May 30, 2022.

Exhibit I-2 English translation of Online Information Disclosure Related to the Notice of Convocation of the 88th Ordinary General Meeting of Shareholders of CEMEDINE CO., LTD., dated May 30, 2022.

(b)	Not applicable.

Item 2. Informational Legends

Included in Exhibit I-1, Exhibit I-2.

PART II    INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III    CONSENT TO SERVICE OF PROCESS

(1)	A written irrevocable consent and power of attorney on Form F-X was filed with the Commission on May 12, 2022.

(2)	Not applicable.

PART IV    SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Koichiro Fujita
(Signature)

Name: Koichiro Fujita

Title: General Manager, Finance Department

5/30/2022
(Date)